FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2	Date of Material Change April 5, 2005, being the date of the news release.

Item 3

News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4

Summary of Material Change

The Company reported results from ten additional diamond drill holes from the current program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These holes consist of in-fill drilling within the main Quebrada del Diablo deposit and exploration holes outside of the existing resource base.

Highlights included: Hole QD-119, which intersected 1.39 g/t Au over 214 m, from 0 to 214 m, including 3.04 g/t Au over the first 51.6 m; Hole QD-123, which intersected 2.70 g/t Au over 70.4 m, from 0 to 70.4 m, including 4.64 g/t Au over 32.31 m from 19.29 to 51.60 m and 7.5 g/t Au over 9.78 m from 39.87 to 49.65 m; Hole QD-120, which intersected 1.55 g/t Au over 46.1 m from 0 to 46.1 m, including 3.46 g/t Au over the first 14.35 m; and Hole QD-121, which intersected 0.98 g/t Au over 92.3 m from 0 to 92.3 m, including 2.07 g/t Au over the first 21.1 m.

The Company also announced that a second diamond drill rig, also with the capability to drill both positive and negative inclination holes, has been mobilized to site. This rig will initially focus on drilling geotechnical and metallurgical holes to advance engineering studies, whereas the initial rig will continue to conduct in-fill and exploration drilling.

Item 5	Full Description of Material Change Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 5th day of April, 2005.

Viceroy Exploration Ltd.	News Release #2005.06

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 / Toll Free: 1.888.662.4777 www.viceroyexploration.com

NEWS RELEASE

CONTINUED DRILLING BY VICEROY INTERCEPTS BEST HOLE TO DATE AT QUEBRADA DEL
DIABLO

Vancouver, British Columbia, April 5, 2005 - Viceroy Exploration Ltd. (the "Company") is pleased to report results from ten additional diamond drill holes from the current program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These holes consist of in-fill drilling within the main Quebrada del Diablo (“QDD”) deposit and exploration holes outside of the existing resource base.

Highlights include:

  Hole QD-119, which intersected 1.39 g/t Au over 214 m, from 0 to 214 m, including 3.04 g/t Au over the first 51.6 m;

  Hole QD-123, which intersected 2.70 g/t Au over 70.4 m, from 0 to 70.4 m, including 4.64 g/t Au over 32.31 m from 19.29 to 51.60 m and 7.5 g/t Au over 9.78 m from 39.87 to 49.65 m;

  Hole QD-120, which intersected 1.55 g/t Au over 46.1 m, from 0 to 46.1 m, including 3.46 g/t Au over the first 14.35 m; and

  Hole QD-121, which intersected 0.98 g/t Au over 92.3 m, from 0 to 92.3 m, including 2.07 g/t Au over the first 21.1 m.

Of particular geologic interest is that the high grade section of Hole QD-123 was within a dolomitic horizon underlying the broader limestone-dominant stratigraphy which hosts the QDD deposit. This dolomitic horizon is a favourable host rock for higher grade mineralization and appears to be a significant exploration parameter at both the deposit and regional scale.

Patrick Downey, President and CEO of Viceroy Exploration Ltd., stated "The in-fill drilling of the QDD deposit continues to increase our confidence in the main resource. We are also seeing areas of higher grade mineralization within the main QDD resource area, as shown in QD-119, which is the best hole to date within the QDD. Furthermore, the exploration holes drilled along the peripheries of the main resource continue to show excellent potential to find new higher grade resources within favourable host rock.”

A summary of the significant intersections from the current diamond drill program are as follows:

			Total
Hole #	Azimuth	Dip	Length	From	To	Interval	Au
	(O)	(O)	(meters)	(meters)	(meters)	(meters)	(g/t)
QD – 116	64.0	+43	168.15	0.00	104.30	104.30	0.70
Incl.				0.00	16.00	16.00	1.24
QD – 117	45.0	+26	141.50	0.00	141.50*	141.50	0.59
Incl.				0.00	17.30	17.30	1.33
QD – 118	29.0	+45	89.35	0.00	89.35*	89.35	0.73
Incl.				0.00	17.53	17.53	1.14
&				76.72	89.35	12.63	1.21
QD – 119	90.5	+30	270.00	0.00	214.05	214.05	1.39
Incl.				0.00	84.00	84.00	2.35
Incl.				3.02	54.62	51.60	3.04
QD – 120	23.0	+10	107.30	0.00	46.10	46.10	1.55
Incl.				0.00	14.35	14.35	3.46
QD – 121	355.0	+28	92.30	0.00	92.30*	92.30	0.98
Incl.				0.00	21.10	21.10	2.07
QD – 122	52.0	-62	109.30	6.90	77.50	70.60	0.82
Incl.				36.80	77.50	40.70	1.04
QD – 123	110.5	-75	120.10	0.00	70.40	70.40	2.70
Incl.				19.29	51.60	32.31	4.64
Incl.				39.87	49.65	9.78	7.50
QD – 124	198	+26.5	168.55	1.90	47.75	45.85	0.55
Incl.				8.85	18.85	10.00	1.16
QD – 125	198	-25.0	138.65	0.00	77.65	77.65	0.68
Incl.				2.00	19.46	17.46	1.15
* end of hole

Second Drill Rig Mobilized To Site

The Company is pleased to announce that a second diamond drill rig, also with the capability to drill both positive and negative inclination holes, has been mobilized to site. This rig will initially focus on drilling geotechnical and metallurgical holes to advance engineering studies, whereas the initial rig will continue to conduct in-fill and exploration drilling.

Quality Control

The exploration program is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Drill core and channel samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo Gold Project, in San Juan Province, Argentina. As stated in News Release #2004.21 , the main resource lies within the QDD deposit and the most recent resource estimate includes a measured and indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au (176,000 ounces).

For further information please contact:

Patrick G. Downey, P. Eng.,
President and CEO

General investor inquiries please call:
1-888-662-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

6713300 mN
2535800 mE
2535900 mE
QD-121
0.98 g/t Au over 92.3 m
incl. 2.07 g/ Au over 21.1 m
QD-120
1.55 g/t Au over 46.1 m
incl. 3.46 g/t Au over 14.35 m
QD-117
QD-118
QD-116
QD-122
QD-119:
1.39 g/t Au over 214 m
incl. 3.04 g/t Au over 51.6 m
QD-123:
2.70 g/t Au over 70.4 m
incl. 4.64 g/t Au over 32.31 m
6713100 mN
2004 QDD
Resource Area
QD-124
QD-125
2004 QDD
Resource Area
Area of
Detail
Viceroy Exploration Ltd.
Gualcamayo Gold Project
QDD Zone
Drill Holes QD-116 to -125
0 20 40 80
metres